IXION

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[Picture of facility location.]

                                                   Ixion Biotechnology, Inc.
                                                         2001 Annual Report
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                              FINANCIAL HIGHLIGHTS

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                             Tangible Assets, net:

                2000                                  2001
              $308,257.50                           $346,979.70

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                                  Liabilities:

                2000                                  2001
              $1,033,254.00                        $497,334.50

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                          Intellectual Property, net:

                2000                                  2001
              $414,647.70                          $453,202.20

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                                   Revenues:

                2000                                  2001
              $403,782.00                           $231,740.00

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           2001        2000              2000            2001
G&A         28%         31%           $598,330         $937,933
R&D         70%         62%         $1,209,698       $2,308,171
Interest     2%          7%           $127,096          $61,691
           100%        100%         $1,935,124       $3,307,795

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Our 2002 average burn rate is close to $225,000 per month,  mostly for operating activities.

Letter To Shareholders

     This letter, accompanied by the attached SEC filing on Form 10-KSB is your annual report for the year 2001.

Overview

     The key event of 2001 was that we made the transition from preclinical company to a clinical stage company. After the long years of research, we are finally in a position to put our lead oxalate product, IxOC-2, into clinical trials. The pre-IND meeting with the FDA in November 2001 went well, and we filed the IND (Investigative New Drug) application early in April 2002. If the IND is approved, we hope to initiate a Phase I/II, placebo controlled, trial in 35 hyperoxaluric patients in June 2002. In addition, we plan a small, pilot study of the effect of IxOC-2 in primary hyperoxaluria, cystic fibrosis, and idiopathic hyperoxaluria patients in Germany with our collaborator, Dr. Berndt Hoppe of the University of Cologne. In moving to the clinical stage, we have refined our structure to emphasize product and process development in the oxalate business unit to accelerate the day when we have a product to sell to treat oxalate-related diseases. That means that an increased proportion of our resources are being devoted to the oxalate business unit, where our lead compound, is closest to the market. Of course, the diabetes business unit is continuing to work on research and development of our adult stem cell diabetes product.

Financing

     Until we have a product for sale, there is nothing more important to us than raising capital. There were three significant financial events during 2001.
o In July, we received the second payment, totaling $3,353,303 million, from our partner, Q-Med, in the final closing of the July 2000 transaction in which they purchased a total of 3.9 million of our shares for $7.8 million. They currently own about 54% of the total shares outstanding. o Last year, $787,270 of unsecured convertible notes, originally issued in 1996, matured. We successfully converted all but $128,608 of the principal amount into common stock, issuing 288,936 new shares. All but two note holders converted - a nice vote of confidence in Ixion. The successful conversion campaign, assisted by our financial advisors, Kendall Capital Associates, also strengthened our balance sheet, both by converting debt to equity, and by eliminating the threat to our cash in that we did not have to redeem the major portion of the unsecured convertible notes. o Lastly, we were awarded two additional research grants, totaling approximately $1.3 million (to be received over a two year period) for our oxalate research. The good news about research grants, aside from the credibility it confers on our science, is that the funds received are non-dilutive, meaning we do not have to give up any shares in exchange. It's as close as we can get to free money. Our next challenge is to complete successfully the next round of financing to take the Company through 2003. The funds will allow us to further strengthen our product development team, complete our initial clinical studies and process development in the oxalate control area, complete preclinical development in the diabetes area, and pay for needed capital equipment and patent prosecution. We intend to commence our efforts to raise $10,000,000 from venture capitalists or other institutions, assisted by Kendall Capital Associates, specialists in private equity, later this month. New Personnel and Facilities

         The Company has now grown to 23 employees, 20 of whom are full time. In addition, we have acquired additional lab space, so that we now occupy over 12,100 square feet in our facility in Alachua, Florida. The most interesting aspect of our new additions to the management team is the biopharmaceutical product development experience they bring to the Company. Key new personnel added were

o Louis G. Kessler, Ph.D., who joined us in the beginning of last year as Vice President, Corporate Development. Since joining us, Dr. Kessler has managed our external contracts and collaborations as well.

          as our growing intellectual property portfolio. He has 13 years of experience in the biopharmaceutical industry, most recently with Nabi Biopharmaceuticals. He holds a Ph.D. in molecular and population genetics from the University of Georgia.

o Jon Heimer, our new Vice President, Operations, joined on the first day of 2002. He comes to us from Q-Med, where he held various project management and senior management positions. He has over 10 years of experience in the biotech industry and holds degrees in engineering and business administration from Uppsala University and earned a masters degree from IHM business school in Stockholm.

o Albert Fosmoe II, joined in March 2002 as Senior Manager Regulatory Affairs and Quality Assurance. He has 13 years of biotech experience, most recently at USBiomaterials. He holds BS and ACS degrees in chemistry from the University of Florida.

o Chris Setina joined us in April 2002, as a Process Development Scientist to work on process development for the lead oxalate compound. He was previously a fermentation expert with ICI/Quest International. He earned his BS in Biology from Millikin University.

o Marlo Walpole also joined us in April 2002, as a Project Manager in the oxalate business unit. She has particular expertise in quality assurance/quality systems. She comes to us from positions with USBiomaterials and Regeneration Technologies. She earned her BS in Biology from Loyola Marymount University and an MS in Biomedical Engineering from the University of Memphis.

     We also added Hakan Edstrom to the board of directors in July 2001. He is one of two directors nominated by Q-Med. Mr. Edstrom is President and Chief Operating Officer of MannKind Corporation, a California-based biotechnology company. He has held a variety of senior executive positions with Bausch & Lomb and Pharmacia & Upjohn. He strengthened an already impressive board of experience biopharmaceutical executives.

Other Milestones

         During 2001, we had several other successes, including:

o Vijay Ramiya, Ph.D., Director of Research of the Diabetes Business Unit, was appointed to the Research Grant Review Panel of the American Diabetes Association.

o As mentioned above, we were awarded two Phase II NIH grants for a total of approximately $1.3 million for oxalate research, and in March 2002, we were awarded a Phase I NIH grant for $100,000 to study trans-differentiation of stem cells into insulin-producing cells. (With the award of the latest grant, Ixion has received 10 grants since 1999, for a total of over $2 million in federal research funds.)

o Our relationship with Q-Med has continued to be very beneficial, with several Q-Med persons visiting Ixion and providing their expertise and insights in process development, marketing, and regulatory affairs to augment our management team.

Intellectual Property

         Finally, since our last letter to you, we have received three additional US patents, all in the oxalate area. We filed two US patent continuation applications in the oxalate area, as well as a new patent application relating to oxalate-resistant catheters. We are clearly the world leader in oxalate research and development.

         On the diabetes front, we filed two new US applications: one application was for a method of committing non-pancreatic stem cells to the pancreatic pathway, and the second for the conversion of liver stem and progenitor cells into the pancreatic pathway.

         If last year was a critical year, 2002 will be even more critical. Thank you again for your wonderful support.

                                                 Sincerely yours,

                                                 Weaver H. Gaines
                                        Chairman & Chief Executive Officer

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                                  Annual Report

                                     on form

                            10-KSB for the year ended

                                December 31, 2001

                                  inserted here





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

Officers, Board, Advisors, Staff...

Scientific Advisory Board

Ammon B. Peck, Ph.D.                Chairman, Professor of Pathology, University of Florida College of Medicine
Milton J. Allison, Ph.D.            Professor, Microbiology, Immunology and Preventive Medicine, Iowa State
Karl-E. Arfors, Ph.D.               President, Experimental Medicine, Inc.
Marguerite Hatch, Ph.D.             Assoc. Professor of Pathology, University of Florida College of Medicine
Ross P. Holmes, Ph.D.               Assoc. Professor, Surgical Sciences-Urology, Wake Forest School of Medicine
Saeedur R. Khan, Ph.D.              Professor of Pathology, University of Florida College of Medicine
Desmond A. Schatz, M.D.             Medical Director, Diabetes Center at the University of Florida.
Sheldon M. Schuster, Ph.D. Biotechnology Program Director at the University of Florida
Hans Wigzell, M.D., D. Sci.         Rector, Karolinska Institute, Stockholm, Sweden

Executive Staff

Weaver H. Gaines                    Chairman and Chief Executive Officer
Ammon B. Peck, Ph.D.                Senior Vice President and Chief Scientist
Jon Heimer                          Vice President, Operations
Harmeet Sidhu, Ph.D.                Vice President & Director of Research, Oxalate Business Unit
Vijay K. Ramiya, Ph.D.              Director of Research, Diabetes Business Unit
Kimberly A. Ramsey                  Vice President & Controller
Louis G. Kessler, Ph.D.             Vice President, Corporate Development
Albert G. Fosloe II                 Senior Manager, Regulatory Affairs and Quality Control

Board of Directors

Bengt Agerup                        Chairman, Q-Med AB (publ)
Hakan Edstrom                       Chief Operating Officer, MannKind Corporation
Weaver H. Gaines                    Chairman and Chief Executive Officer, Ixion
David M. Margulies, M.D.            Chairman and Chief Executive Officer, Correlagen, Inc.
Vincent P. Mihalik                  Leader, Lilly USA Diabetes Care Business Unit, Eli Lilly & Co.
David C. Peck                       Chief Executive Officer, BACOMPT
Thomas P. Stagnaro                  President and Chief Executive Officer, Agile Therapeutics, Inc.

Corporate Information

Headquarters:                       13709 Progress Blvd., Box 13, Alachua, FL 32615
                                    Tel: 386-418-1428 x 301  Fax: 386-418-1583  Email:info@ixion-biotech.com
                                    Web Site: http://www.ixion-biotech.com

Shareholder Relations:              Ted Snow, Director of Administration
                                    Tel: 386-418-1428 x 301  Fax:      386-418-1583  Email: teds@biotech.ufl.org

Transfer agent & registrar:         Questions about stockholdings, certificate replacement, and address changes:

                                    Sun Trust Bank, Central Florida, N.A.
                                    58 Edgewood Avenue, Room 225
                                    Atlanta, Georgia 30303
                                    Tel: 404-581-1579   Fax:  404-332-3875
                                    Customer Service 800-568-3476

Independent accountants:            PricewaterhouseCoopers L.L.P., Orlando, Florida

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                            Ixion Biotechnology, Inc.
                          13709 Progress Blvd., Box 13
                                Alachua, FL 32615

                             386-418-1428, Ext. 301
                               386-418-1583 (fax)

                               Internet Web Site:

                          http://www.ixion-biotech.com